  EXHIBIT 5.2

Consent of Independent Auditors

We consent to the reference to our firm under the heading “Auditor” in the Management Information Circular of Mogo Inc. dated November 27, 2020 and to the use of our report dated April 9, 2020 with respect to the consolidated financial statements of Carta Solutions Holding Corporation as at December 31, 2019 and for the year then ended, incorporated by reference in this Amendment No. 1 to the Registration Statement on Form F-10 (Registration No. 333- 254791) for the registration of common shares, preferred shares, debt securities, warrants, and units of Mogo Inc. having an aggregate initial offering price not to exceed US$500,000,000. We consent to the reference to us under the heading “Auditor, Transfer Agent and Registrar” in the prospectus contained in this Form F-10/A.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

April 15, 2021